11015233

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67829

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ascent Real Estate Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5251 DTC Parkway, Suite 935
(No. and Street)

Greenwood Village	CO	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randy Lewis (303) 619-6909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 2/28

AP 03/01

OATH OR AFFIRMATION

I, Randy Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascent Real Estate Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ASHLEY SYTSMA
Notary Public
State of Colorado

Signature

President
Title

Notary Public   commission expires 7/1/2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASCENT REAL ESTATE SECURITIES, LLC
(formerly Capital Real Estate Securities, LLC)

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2010

ASCENT REAL ESTATE SECURITIES, LLC
(formerly Capital Real Estate Securities, LLC)

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Managing Member of
Ascent Real Estate Securities, LLC
(formerly Capital Real Estate Securities, LLC)

We have audited the accompanying statements of financial condition of Ascent Real Estate Securities, LLC (the "Company") as of December 31, 2010, and the related statements of operations, changes in member's equity (deficit), changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ascent Real Estate Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 23, 2011

ASCENT REAL ESTATE SECURITIES, LLC
(formerly Capital Real Estate Securities, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	74,329
Due from affiliates (Note 4)		17,645
Other assets		1,959
Furniture and equipment, net of accumulated depreciation of $283		1,133
	$	**95,066**

LIABILITIES AND MEMBER'S DEFICIT

LIABILITIES:		
Accounts payable and accrued expenses	$	39,289
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Note 2)		60,000
CONTINGENCIES (Note 5)		
MEMBER'S DEFICIT (Note 3)		(4,223)
	$	**95,066**

The accompanying notes are an integral part of this statement.

ASCENT REAL ESTATE SECURITIES, LLC
(formerly Capital Real Estate Securities, LLC)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2010

REVENUE:		
Comission income	$	45,110
Other income		3,608
Total revenue		48,719
EXPENSES:		
General and administrative		95,482
Employee compensation and benefits		75,990
Travel and entertainment		59,163
Occupancy and equipment costs		22,962
Legal and professional		18,749
Consulting fees		11,625
Marketing and promotion		13,401
Total expenses		297,372
NET LOSS	**$**	**(248,653)**

The accompanying notes are an integral part of this statement.

ASCENT REAL ESTATE SECURITIES, LLC
(formerly Capital Real Estate Securities, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY (DEFICIT)
YEAR ENDED DECEMBER 31, 2010

BALANCE, December 31, 2009	$	47,930
Contributions		196,500
Net loss		(248,653)
BALANCE, December 31, 2010	**$**	**(4,223)**

The accompanying notes are an integral part of this statement.

ASCENT REAL ESTATE SECURITIES, LLC
(formerly Capital Real Estate Securities, LLC)

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS YEAR ENDED DECEMBER 31, 2010

BALANCE, December 31, 2009	$	-
Additions (Note 2)		60,000
BALANCE, December 31, 2010	**$**	**60,000**

The accompanying notes are an integral part of this statement.

ASCENT REAL ESTATE SECURITIES, LLC
(formerly Capital Real Estate Securities, LLC)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(248,653)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in accounts payable		18,873
Decrease in due from affiliates		6,306
Increase in other assets		(1,442)
Net cash used in operating activities		(224,916)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:		
Contributions		196,500
Increase in subordinated liability		60,000
Net cash provided by financing activities		256,500
NET INCREASE IN CASH AND CASH EQUIVALENTS		31,584
CASH AND CASH EQUIVALENTS, at beginning of year		42,745
CASH AND CASH EQUIVALENTS, at end of year	**$**	**74,329**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Ascent Real Estate Securities, LLC (formerly Capital Real Estate Securities, LLC) (the "Company") is a Colorado limited liability company that was established to distribute The Global Real Estate Investments Fund (the "Fund"), registered under the Investment Company Act of 1940. The Company was formed on December 18, 2007 and commenced operations on June 3, 2008. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is registered with the Securities and Exchange Commission ("SEC") as a licensed broker-dealer. The Company's sole member is Real Estate Securities Partners, LLC (the "Parent"), a Delaware limited liability company.

15c3-3 Exemption

The Company does not hold customer securities or perform functions relating to customer accounts, and therefore is exempt from the possession and control requirements of Rule 15c3-3 under 15c3-3(k)(2)(i).

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets of three to five years. Repairs and maintenance costs are expensed as incurred, and expenditures for additions and major improvements are capitalized.

Revenue Recognition

The Company records securities transactions and related revenue and expense on a trade date basis.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company is not considered a separate taxable entity for tax purposes. All income is reported on the sole member's tax return.

NOTES TO FINANCIAL STATEMENTS
(concluded)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes *(concluded)*

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2009. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2010.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has borrowed money under a subordinated agreement with a member of the Company's Parent as follows:

Subordinated note, 8% interest, due February 28, 2013	$ 60,000
Accrued interest	-
	$ 60,000

The subordinated borrowing is covered by an agreement approved by FINRA and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The Company must obtain a certain debt to equity requirement required by the SEC rules, at December 31, 2010 the Company did not maintain the required ratio.

NOTES TO FINANCIAL STATEMENTS
(concluded)

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. As of December 31, 2010, the Company had net capital and net capital requirements of $35,040 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.12 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has a receivable from the Fund in the amount of $18,754 at December 31, 2010.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company's financial instruments, including cash and cash equivalents, receivables, prepaid expenses and payables are carried at amounts which approximate fair value due to the short-term nature of those instruments.

As the distributor of the Fund, the Company earns a selling concession on all Fund sales. Substantially all of the Company's revenue is generated from selling interests in the Fund. Therefore the Company is considered economically dependent on the Fund's operations and may be affected by downturns in the real estate market and its ability to raise capital during distressed economic conditions.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

ASCENT REAL ESTATE SECURITIES, LLC
(formerly Capital Real Estate Securities, LLC)

COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
DECEMBER 31, 2010

CREDIT:	
Member's deficit	$ (4,223)
Subordinated loan	60,000
	55,777
DEBITS:	
Due from affiliates	17,645
Other assets	1,959
Furniture and equipment, net	1,133
Total debits	20,737
NET CAPITAL	35,040
Minimum requirements of 6-2/3% of aggregate indebtedness of $39,289 or $5,000, whichever is greater	5,000
Excess net capital	**$ 30,040**
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	**$ 39,289**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**1.12 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computations as submitted by the Company with the unaudited Form X-17A-5 Part II Filing, as of December 31, 2010.

See the accompanying independent auditors' report.

SJ SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Managing Member of
Ascent Real Estate Securities, LLC
(formerly Capital Real Estate Securities, LLC)

In planning and performing our audit of the financial statements of Ascent Real Estate Securities, LLC (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Company's management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2010, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 23, 2011